UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LogicBio Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54142F102

(CUSIP Number)

Marcus Karia, Group Finance Director

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 54142F102

(1)	NAMES OF REPORTING PERSONS Arix Bioscience Plc
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER
	(8)	SHARED VOTING POWER 2,381,436(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,381,436(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,381,436(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%(2)
(14)	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd. The Reporting Person disclaims beneficial ownership, within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise of such portion of these securities in which the Reporting Person has no pecuniary interest.

(2)

This percentage set forth on the cover sheets is calculated based on 23,642,009 shares of LogicBio Therapeutics, Inc.’s (the “Issuer”) common stock, par value $0.0001 per share (the “Common Stock”), outstanding as of August 6, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2020 (the “Form 10-Q”).

CUSIP No. 54142F102

(1)	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,381,436(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,381,436(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,381,436(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%(2)
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)	This percentage set forth on the cover sheets is calculated based on 23,642,009 shares of the Issuer’s Common Stock outstanding as of August 6, 2020, as reported by the Issuer in its Form 10-Q.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2018 (the “Original Schedule 13D”) by the Reporting Persons relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of LogicBio Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by amending Item 2(a), (c) and (f) as follows:

(a)	This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

1.    Arix Bioscience Plc (“Arix Plc”); and

2.    Arix Bioscience Holdings Limited (“Arix Ltd.”).

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(c)	The principal business of each of the Reporting Persons is the global healthcare and lifescience business.

(f)	Each of the Reporting Persons is a company formed under the laws of England and Wales.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

This Amendment is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Person due to sales of the Issuer’s Common Stock by the Reporting Persons in multiple transactions between July 16, 2020 and September 28, 2020. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following paragraph and by amending Item 5(a), (b) and (c) as follows:

The information reported below is based on a total of 23,642,009 shares of Common Stock outstanding as of August 6, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the Commission on August 10, 2020. This Amendment No. 1 is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Persons due to sales of the Issuer’s Common Stock by the Reporting Persons in multiple transactions between July 16, 2020 and September 28, 2020. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D.

(a)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Arix Plc specifically disclaims beneficial ownership any securities reported herein that it does not directly own or control, except to the extent of its pecuniary interest therein.

(b)	Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	During the last 60 days, the Reporting Persons effected the following transactions in the Common Stock:

Date	Amount	Price per Share		Type of Transaction
July 29, 2020	2,709	$8.781	(1)	open market sale
August 12, 2020	1,335	$8.790	(2)	open market sale
August 13, 2020	159	$8.750		open market sale
September 24, 2020	38,514	$7.629	(3)	open market sale
September 25, 2020	174,219	$7.077	(4)	open market sale
September 28, 2020	273,584	$7.5365	(5)	open market sale

(1)

The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $8.75 to $8.84, inclusive. The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth in this footnote 1 and footnotes 2, 3, 4 and 5.

(2)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $8.75 to $8.91, inclusive.
(3)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $7.35 to $7.70, inclusive.
(4)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $7.00 to $8.15, inclusive.
(5)	The price reported is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $7.40 to $7.75, inclusive.

Except as set forth above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to delete in its entirety the section titled “Board Representation.” Dr. Daniel O’Connell, a member of the Board of Directors of the Issuer, previously served as an Investment Manager for a subsidiary of Arix Bioscience, Inc., a wholly owned subsidiary of Arix Plc, but is no longer employed by Arix Bioscience, Inc. or any of its affiliated entities.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2020

ARIX BIOSCIENCE PLC

By:	/s/ Marcus Karia
Name: Title:	Marcus Karia Finance Director

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ Marcus Karia
Name: Title:	Marcus Karia Finance Director

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Marcus Karia	Director	United Kingdom	Director, Arix Bioscience Holdings Limited	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Robert William Henry Lyne	Director	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

ARIX BIOSCIENCE PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Naseem Amin	Director	United Kingdom	Executive Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Mark Breuer	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Trevor Mervyn Jones	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Giles Kerr	Director	United Kingdom	Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom